UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MARCH 2006.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  March 20, 2006                      /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                      MARCH 20, 2006

                TUMI RESOURCES EXPANDS ZONE OF INTEREST TO 1.5 KM
                    AT LA TRINI GOLD/SILVER PROSPECT, MEXICO

VANCOUVER, CANADA, TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV - TM; OTCBB - TUMIF; FRANKFURT - TUY). Mr. David Henstridge, President, is pleased to provide following update on work completed at La Trini silver-gold property, Jalisco, Mexico.

In September 2005, the Company announced the results of an initial 15 hole reverse circulation drill program focused on the central 200m strike length of a rhyolite porphyry host. Surface, underground and drill evidence suggests that the porphyry which hosts the disseminated gold/silver mineralization is an intrusive rather than a volcanic. The rhyolite dips shallowly to the north and has been traced over a distance of 1km east-west and remains open both along strike and down dip.

Fourteen of the drill holes intersected mineralization. Using a cut-off grade of 30 g/t silver, composite results ranged from a minimum width of 2m to a maximum of 38.6m, with a best result of 18.3m at a grade of 3.1 g/t gold and 150 g/t silver in drill hole TRRC-6 (see press release dated September 29, 2005). Within an area of 200m by 100m the holes intersected gold/silver mineralization over an average 14m thickness and the mineralization remains open both along strike and down-dip.

Between December 2005 and early February 2006, the control grid was extended a further 700 m west of the drilled area. This grid was used for soil/rock chip sampling and geological mapping. The results of the geochemical survey demonstrated that the zone continues to the west with coincident and strongly anomalous copper and arsenic and moderately anomalous silver, barium and zinc in soils directly above the sub-cropping rhyolite unit. This expands the zone of interest of the mineralized rhyolite unit to in excess of 1.5 km.

An induced polarization (IP) and resistivity survey, comprising 17 north-south lines and centered on the known mineralization, has disclosed an extensive zone of chargeability and resistivity anomalies roughly parallel to the projection of the rhyolite porphyry. Several large and strong chargeability anomalies with coincident surface geochemical anomalies were defined in the survey outside of the drilled area and will be tested in the next drill program.

Platforms for up to 24 additional drill sites have also been constructed. Eleven holes are planned to further define the known resource at the main La Trini area, six holes will test the western grid extension, and the remaining seven holes will test geological, geochemical and geophysical targets north and east of the main La Trini zone. This program will be undertaken as soon as the Company can secure an RC drill rig in Mexico.

The qualified person for the La Trini project, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the La Trini project area and has verified the contents of this news release.



On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                          or email: mbermudez@chasemgt.com
--------------------------------              website: www.tumiresources.com
David Henstridge, President & CEO
                                              INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net

FORWARD  LOOKING  STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.